Exhibit 99.1

Cool Company Ltd. - Increase in Share Capital

Hamilton, Bermuda – February 22, 2024

Cool Company Ltd. (NYSE: CLCO / CLCO.OL) (the “Company”) announces that, following the recently announced issuance of shares related to the vesting of previously granted RSUs under the Company’s Long-Term Incentive Plan (the “LTIP”), the Company’s total number of issued shares has increased by 14,384 to 53,702,846, with each share having a nominal value of USD 1.00.

Full details of the LTIP are available in the Press Release issued on November 25, 2022, or in the Company’s 2022 Annual Report on Form 20-F as filed with the SEC.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

For more information, questions should be directed to:

c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com

Richard Tyrrell - Chief Executive Officer
John Boots - Chief Financial Officer